Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: August 1, 2018

Announcement Regarding the Merger

On July 31, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”) filed a Material Fact with the Brazilian Exchange Commission (“CVM”), disclosing to its shareholders and the market in general that its board of directors approved, in connection with the transaction to combine the operations and the shareholdings of Suzano and Fibria Celulose S.A. (“Fibria”) by means of a corporate reorganization, the reduction of the existing firm financing commitment granted to Suzano by certain international financial institutions to finance the cash portion of the consideration offered to shareholders of Fibria in the transaction. The disbursement of such financing is subject to, among other conditions, the consummation of the transaction.

An English version of the Material Fact is attached as Exhibit 1.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 (if and when filed) and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, July 31, 2018 – Suzano Papel e Celulose S.A. (“Suzano” or “Company”) (B3 | SUZB3), complementing the Material Fact notice of March 16, 2018, hereby announces to its shareholders and the market that the Board of Directors, at a meeting held on July 31, 2018, approved, in connection with the transaction aimed at combining the operations and shareholder bases of the Company and Fibria Celulose S.A. (“Fibria”) through a corporate restructuring process, as per the terms disclosed in said Material Fact notice (“Operation”), the reduction from six billion, nine hundred million (US$ 6,900,000,000.00) to four billion, four hundred million (US$ 4,400,000,000.00) of the existing firm financial commitment with certain international financial institutions to finance the cash portion of the Operation, whose disbursement is subject, among other conditions, to the consummation of the Operation.

This reduction in the firm financial commitment is aligned with the Company’s debt management and strategy and was made possible by the Company’s 6th Debenture issue of R$4,681,100,000.00 (equivalent to US$1,250,000,000.00), as per the Material Fact notice of June 26, 2018, the issue of an Export Credit Note of R$770,600,000.00 (equivalent to R$200,000,000.00), as per the Notice to the Market of July 31, 2018, and the Company’s cash generation in the period.

Once again, the consummation of the Operation is further subject to the fulfillment of other conditions precedent that are customary to operations of this nature, including approval from antitrust authorities in Brazil and abroad. Until the date of Consummation of the Operation, the companies will not undergo any change in their businesses and will continue to operate independently.

São Paulo, July 31, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer